News Release             (Q4 – 04 – 28)                         January 14, 2004

YAMANA RESERVE ESTIMATE FOR CHAPADA COPPER -GOLD PROJECT

  Reserve 2.3 Billion lbs Cu and 2.5 Million oz Au

  Initial Step to Feasibility Update

  Proposed Mine Plan Recoveries 2.0 Billion lbs Cu and 1.32 Million oz Au

  Proposed Initial Starter Pit 107.5 Million lbs Cu and 120,000 oz Au per year for initial 5 years

Yamana Gold Inc.(TSX:  YRI; AMEX: AUY; LSE (AIM): YAU)is pleased to announce that it has received from International Mining Consultants (IMC) of Tuscan, Arizona a new reserve estimate for its Chapada copper–gold project in Goias State, Brazil and a proposed base case mine plan.  The reserve estimate is the initial step to an updated feasibility study for the project which is expected to be completed mid-2004.  The new IMC study conforms to National Instrument 43 – 101 standards.

The Chapada copper-gold deposit was initially studied in detail in 1997 using data from 856 drill holes (67,000 meters, mostly diamond core) on 100x50-meter and 50x50-meter grids.  A positive feasibility study followed in 1998.

IMC has now updated the initial studies and estimated that the deposit contains measured and indicated resources of 421.4 million tonnes grading 0.31% Cu and 0.23 g/t Au (for a combined copper equivalent grade of 0.43% Cu) of which 310.5 million tonnes grading 0.34% Cu and 0.255 g/t Au (copper equivalent grade of 0.483% Cu), may be classified as reserves.  This represents an estimated reserve of 2.3 billion lbs Cu and 2.5 million oz Au.  Assumed commodity prices for the reserve estimate are US$ 0.85 per lb Cu and US$ 325 per oz Au.  Inferred resources are estimated at 68 million tonnes grading 0.20% Cu and 0.14 g/t Au.  Tables setting forth measured and indicated resources and proven and probable reserves taken from the IMC report follow.

IMC has developed a base case mine plan which contemplates a large shallow open pit operation with 12.7 million tonnes per year throughput and aggregate recovery of 2.0 billion lbs Cu and 1.32 million oz Au from the deposit over a 25 year period at a strip ratio of 0.65:1.  This represents a significant increase to recovered copper and gold from the prior feasibility study.  Concentrate grade would be 28%  Cu.

IMC also recommends a starter pit in the first five years of the mine plan with head grades of 0.459% Cu and 0.428 g/t Au (copper equivalent grade of over 0.7% Cu).  The mine plan contemplates 91.4% recovery for copper and 72.4% recovery for gold in the starter pit resulting in average annual production of 107.5 million lbs Cu and approximately 120,000 oz Au per year for each of the first five years of operations.  This is consistent with the recommendation in the prior feasibility study.

The IMC report makes certain assumptions on capital and operating costs for the purposes of reserve estimation only as required under National Instrument 43-101.  Such capital and operating cost assumptions are not determinative of actual or forecast capital or operating costs which will be determined at the time of completion of the definitive feasibility study.  The company is seeking to obtain vendor and supplier quotations for plant, equipment and fleet in connection with the feasibility study.

Yamana is presently assessing the trade-offs and benefits of increased annual production above the base case mine plan.  As part of this assessment, Yamana has undertaken a pilot test to determine if improvements can be made in the operational efficiencies in the grinding circuit.  These efficiencies may further reduce operating costs, increase throughout without meaningful increase in capital requirements and further increase gold recovery.  The mine plan is not dependent on a successful result from the pilot test.

An updated feasibility study will be started this month and is expected to be completed mid-2004.  A production decision would follow with planned production in 2007.

Based on current commodity prices and cost and capital assumptions made in the IMC report, IMC  concludes that the Chapada copper-gold project would generate sufficient revenue and cash flow for repayment of invested capital in the third year of operations.   Increases in production based on improvements in the grinding circuit from the pilot test results and actual capital and operating costs below those assumed by IMC for reserve determination would further accelerate payback.

The deposit is a flat-lying shallow tabular body with simple mineralogy.  The ore is relatively friable and easily mineable.  The concentrate is free of deleterious impurities. Project development is supported by an exceptionally good infrastructure with ready access to power, transportation, labor and support facilities.

The Chapada copper-gold project includes 8,389 hectares of properties, consisting of the mine and other highly prospective exploration lands within a major world-class sized strong copper-gold surface geochemical anomaly.

The Chapada copper-gold project reports cited above present information which, in Yamana’s opinion, is relevant, reliable, and the most recent available. However, Yamana advises that historical information including as it relates to the prior feasibility study is not verified in detail as the update to the feasibility study is pending.  The IMC resources and reserves information conforms to National Instrument 43-101 standards as previously noted.

Measured and indicated resources and proven and probable reserves are presented in the following tables taken from the IMC report:

Table 1 Chapada Project Mineral Resources

Category	Tonnes (millions)	Copper (%)	Gold (g/t)	Cu Eq (%)
Measured	25.2	0.34	0.30	0.50
Indicated	396.2	0.30	0.22	0.43
Meas+Indicated	421.4	0.31	0.23	0.43

Table 2: Chapada Project Mineral Reserve
Ore Source	Ore Ktonnes	Cu Eq (%)	Copper (%)	Gold (g/t)
Open Pit Mining Proven Reserve Probable Reserve Total Open Pit Reserve	17,634 245,485 263,119	0.595 0.511 0.517	0.416 0.359 0.363	0.319 0.271 0.274
Stockpile Reclaim (Probable)	47,387	0.298	0.216	0.148
Total Mineral Reserve	310,506	0.483	0.340	0.255

The IMC report was prepared by John Marek, Senior Mining Engineer and President of IMC, and Michael G. Hester, Principal Mining Engineer and Vice President of IMC.  Both are Independent Qualified Persons as defined by Canadian National Instrument 43-101.  The full report with estimate of resources and reserves will be available at www.sedar.com and on Yamana’s website at www.yamana.com.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties and exploration properties and land positions in all major mineral areas in Brazil.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Yamana also holds gold exploration properties in Argentina subject to earn-in by Peruvian gold producers Buenaventura and Hochshild.  Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Rebecca Greco Investor Relations-North America (416) 945-7350 E-mail: investor@yamana.com
Jane Jackson Investor Relations-Europe +44 7793145779 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.